Exhibit 99.42

Bitzero Blockchain Inc. and WBM Capital Corp. Announce Receipt of Conditional
Approval for CSE Listing

Not for distribution to United States newswire services or for release publication, distribution, or dissemination directly, or indirectly, in whole or in part, in or into the United States.

Vancouver, British Columbia, November 16, 2025 – WBM Capital Corp. (the “Company” or “WBM”) and Bitzero Blockchain Inc. (“Bitzero”) are pleased to announce that they have obtained conditional approval from the Canadian Securities Exchange (the “CSE”) for the listing of the voting shares of WBM that will result from the previously announced reverse takeover (“RTO”) of WBM by Bitzero.

In connection with the RTO, Bitzero will amalgamate with a wholly-owned subsidiary of WBM, all of the outstanding shares of Bitzero will be exchanged for shares of WBM, and WBM will change its name to “Bitzero Holdings Inc.”

Final approval from the CSE is subject to WBM and Bitzero meeting certain conditions required by the CSE, which includes completion of the RTO. Upon receipt of final approval, it is expected that Bitzero Holdings Inc. will commence trading of its voting shares on the CSE under the ticker symbol “BITZ”. Further press releases will announce the closing and the date on which trading will commence.

For more information please contact:

WBM Capital Corp.

Carlo Rigillo

Chief Executive Officer

T: 647-400-4794

E: carlo.rigillo@gmail.com

Bitzero Blockchain Inc.

Mohammed Salah Bakhashwain

Chief Executive Officer

T: +44 745 412 4445

E: mohammed@bitzero.com

About WBM Capital Corp.

WBM is a British Columbia corporation that is a reporting issuer under the securities laws of British Columbia, Alberta and Ontario. WBM has no material assets and does not conduct any operations or active business, other than the identification and evaluation of acquisition opportunities to permit the Company to acquire a business or assets in order to conduct commercial operations.

About Bitzero Blockchain Inc.

Bitzero Blockchain Inc. is a Canadian provider of IT energy infrastructure and high-efficiency power for data centers. The company focuses on data center development, Bitcoin mining, and obtaining strategic data center hosting partnerships. Bitzero Blockchain Inc. now has four data centre locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Forward-Looking Information and Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws relating to the proposal to complete the RTO, listing on the CSE and associated transactions. Any such forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “contemplates”, “believes”, “projects”, “plans” and similar expressions. Readers are cautioned not to place undue reliance on forward-looking statements. Statements about, among other things, the expected terms of the RTO, Bitzero’s strategic plans and the parties’ ability to satisfy closing conditions and receive necessary approvals in order to complete the RTO and associated transactions are all forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management’s reasonable assumptions, there can be no assurance that the RTO transaction will occur or that, if they do occur, they will be completed on the terms described above. WBM and Bitzero assume no responsibility to update or revise forward-looking information to reflect new events or circumstances or actual results unless required by applicable law.